Exhibit (a)(10)


 FOR IMMEDIATE RELEASE
                                    Contact:
                                    Mark Harnett
                                    MacKenzie Partners, Inc.
                                    (212) 929-5877

                                    John FitzSimons
                                    The Dyson-Kissner-Moran Corporation
                                    (212) 885-1626

               THE DYSON-KISSNER-MORAN CORPORATION ANNOUNCES
               EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD
          REGARDING PENDING ACQUISITION OF OPTEK TECHNOLOGY, INC.

 NEW YORK, June 7, 1999 -- The Dyson-Kissner-Moran Corporation announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending acquisition of Optek Technology, Inc. [NASDAQ: OPTT] expired on Saturday, June 5, 1999 at 11:59 p.m.

 The Dyson-Kissner-Moran Corporation, its wholly owned subsidiary DKM Acquisition Corp., and Optek Technology, Inc. executed a definitive merger agreement on May 12, 1999, pursuant to which DKM Acquisition Corp. commenced, on May 18, 1999, a cash tender offer to purchase all of the outstanding shares of Optek Technology, Inc. at a price of $25.50 per share. The offer is conditioned upon, among other things, the tender of a majority of the shares outstanding on a fully diluted basis and the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 15, 1999, unless the offer is extended. In that regard, The Dyson-Kissner-Moran Corporation also announced today that such expiration will not be delayed by the Mexican Federal Law of Economic Competition.

 The Dyson-Kissner-Moran Corporation is a privately owned holding company with annual revenues approaching $700 million.

 Optek Technology, Inc. is a leading manufacturer of custom optoelectronic, magnetic and fiber optic sensor products. Optek provides components worldwide for manufacturers of office and computer equipment, automobiles, industrial equipment, aerospace and defense applications, medical equipment and communications equipment. Additional information can be accessed on the internet at http://www.optekinc.com.

 This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which were distributed to stockholders on or about May 18, 1999. Additional copies of such documents can be obtained by contacting Bear, Stearns & Co. Inc., which is acting as the Dealer Manager in connection with the offer, at (888) 511-5800 or MacKenzie Partners, Inc., which is acting as the Information Agent in connection with the offer, at (800) 322-2885.